UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reverse Stock Split

Yulong Eco-Materials Limited (the “Company”) today announced that effective at 12:01 am, Eastern Time, on November 9, 2017 ("Effective Date"), the Company will effect a one-for-five reverse stock split (the "Reverse Stock Split") of its outstanding common stock. The Company's common stock will open for trading on the NASDAQ Capital Market on November 9, 2017 on a post-split basis.

The Reverse Stock Split is intended to increase the per share trading price of the Company's common stock to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. When the reverse stock split becomes effective, every five (5) shares of common stock will automatically convert into one (1) share of common stock with no change in par value per share. This will reduce the number of shares outstanding as of November 8, 2017 from approximately 12,055,324 to approximately 2,411,065. Any fractional shares resulting from the reverse stock split will be rounded up to the next whole share. There is no impact on the actual trading of the Company’s shares. They will continue to trade on the NASDAQ Capital Market without interruption under the symbol YECO. The new CUSIP number for the common stock following the reverse split will be G98847208.

Proportional adjustments will be made to the Company’s outstanding stock options, outstanding warrants and equity-compensation plans. The number of authorized shares of the Company will remain unchanged and the reverse stock split will not affect the common stock capital account on our balance sheet.

Stockholders holding common shares through a brokerage account or book entry form will have their shares automatically adjusted to reflect the reverse stock split as of the effective date. The Company's transfer agent, Interwest Transfer Co., Inc.(“Interwest”) will act as the exchange agent for the Reverse Stock Split. If you have shares held a brokerage or bank, you can contact them directly with any questions. If you hold shares in book entry form or you hold physical certificates, you should contact Interwest at 801-272-9294.

Forward-Looking Statements

This press release contains forward-looking statements, particularly as related to, among other things, the business plans of the Company, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. The words or phrases "plans," "would be," "will allow," "intends to," "may result," "are expected to," "will continue," "anticipates," "expects," "estimate," "project," "indicate," "could," "potentially," "should," "believe," "think," "considers" or similar expressions are intended to identify "forward-looking statements." These forward-looking statements fall within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 and are subject to the safe harbor created by these sections. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of local, regional, and global economic conditions, the performance of management and our employees, our ability to obtain financing, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date, and the Company specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: November 8, 2017	By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

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